                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              HALSEY DRUG CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    406369108
                                    ---------
                                 (CUSIP Number)

                              John P. Reilly, Esq.
                            St. John & Wayne, L.L.C.
                         Two Penn Plaza East, 10th Floor
                          Newark, New Jersey 07105-2249
                                 (973) 491-3600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 10, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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                                Page 1 of 8 Pages



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CUSIP Number: 406369108                                      Page 2 of 8 Pages



         1) Name of Reporting Person and S.S. or I.R.S. Identification Nos. of Above Person:

                  Name:             Hemant K. Shah
                  S.S. No.:         ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)                                                     [ ]

                  (b)                                                     [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions):                     PF

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

         6)       Citizenship or Place of Organization: U.S.  citizen

         Number of        (7)    Sole Voting Power:         1,462,692 *
         Shares Bene-
         ficially         (8)    Shared Voting Power:                 - 0 -
         Owned by
         Each             (9)    Sole Dispositive Power:    1,462,692 *
         Reporting
         Person With      (10)  Shared Dispositive Power:             - 0 -

         11)      Aggregate Amount Beneficially Owned by Each
                  Reporting Person:                             1,462,692 *


         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                [ ]

         13)      Percent of Class Represented by Amount in Row (11):      9.93%

         14)      Type of Reporting Person (See Instructions):             IN

         * This figure includes shares held by Reporting Person, as custodian, for spouse and children and as President and sole shareholder of HKS & Company, Inc. Also included are 1,066,730 shares of

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                                Page 2 of 8 Pages

CUSIP Number: 406369108                                      Page 3 of 8 Pages


         common stock issuable upon the conversion of 5% convertible senior secured debentures (the "Debentures") and the exercise of common stock purchase warrants (the "Warrants") issued by the Issuer to Reporting Person on March 10, 1998 in consideration for his services as Placement Agent for the Issuer.



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CUSIP Number: 406369108                                      Page 4 of 8 Pages



Item 1.           Security and Issuer
                  -------------------

         This Statement relates to the common stock ("Common Stock") and convertible securities of Halsey Drug Co., Inc. (the "Issuer").

         The address of the principal executive offices of the Issuer is as follows:

                  Halsey Drug Co., Inc.
                  1827 Pacific Street
                  Brooklyn, New York 11233

Item 2.           Identity and Background
                  -----------------------

         1.(a)    Hemant K. Shah

         (b)      c/o HKS & Company, Inc.
                  P.O. Box 4617
                  Warren, New Jersey 07059

         (c) Mr. Shah is a shareholder. Mr. Shah is also the President and sole shareholder of HKS & Company, Inc.

         (d)      No

         (e)      No

         (f)      Citizenship: U.S. Citizen



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


CUSIP Number: 406369108                                      Page 5 of 8 Pages


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

         1.       Hemant K. Shah

         The shares of Common Stock were purchased by Reporting Person with personal funds. The number of shares is inclusive of: shares held by Reporting Person, as custodian, for spouse and children and as President and sole shareholder of HKS & Company, Inc; and 1,066,730 shares of common stock issuable upon the conversion of the Debentures and the exercise of the Warrants issued by the Issuer to Reporting Person on March 10, 1998 in consideration for his services as Placement Agent for the Issuer.

Item 4.           Purpose of Transaction
                  ----------------------

         Reporting Person's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

Item 5.          Interest in Securities of the Issuer
                 ------------------------------------

         (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Reporting Person. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of March 10, 1998, at which time there were issued and outstanding 13,597,423 shares of the Issuer's Common Stock.

                                     Aggregate Amount of
Reporting Person   Title of Class    Beneficial Ownership    Percentage of Class
----------------   --------------    --------------------    -------------------

Hemant K. Shah     Common Stock      1,462,692 (i)           9.93%


----------

(i) This figure consists of shares held by Mr. Shah individually, as custodian for his spouse and children, and as President and sole shareholder of HKS & Company, Inc.

----------

(b) The number of shares as to which Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

         (i) Sole Voting Power. Reporting Person has sole voting power with respect to 1,462,692 shares of Common Stock of the Issuer beneficially owned.

         (ii) Shared Voting Power. Reporting Person does not hold any Common Stock of the Issuer with shared voting power.

         (iii) Sole Dispositive Power. Reporting Person has sole power to dispose or to direct the disposition with respect to 1,462,692 shares of Common Stock of the Issuer beneficially owned.

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CUSIP Number: 406369108                                      Page 6 of 8 Pages


         (iv) Shared Dispositive Power. Reporting Person does not share power to dispose or to direct the disposition of shares of Common Stock of the Issuer.













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CUSIP Number: 406369108                                       Page 7 of 8 Pages


         (c) Reporting Person has participated in the following transactions of shares of Common Stock of the Issuer:


Item   Transaction Date      Number of Shares    Transaction Type         Price Per Share
----   -------------------   ----------------    ----------------------   ----------------

1.     4/22/96                24,750             Private Placement        (i)

2.     4/22/96                15,000             Private Placement        (ii)

3.     June 1995-July 1995    13,200             Open-market Purchase     (iii)

4.     1/17/97                 6,454             Private Placement        (iv)

5.     8/6/96                  6,019             Private Placement        (v)

6.     9/27/96               165,000             Private Purchase         (vi)

7.     12/96                 104,000             Private Purchase         (vii)

8.     8/6/96                 61,539             Private Purchase(viii)   $3.25

9.     3/10/98               860,000             Private Purchase         (ix)

10.    3/10/98               206,730             Private Purchase         (x)
--------------------------------------------------------------------------------

(i) Issued upon exercise of warrants issued in a July 1995 private placement;
(ii) Issued upon exercise of warrants issued in a November 1995 private placement;
(iii) Represent various trades between June 1995 and July 1995; Price per share ranged between $1.50 -$3.00;
(iv) Issued upon exercise of warrants related to an August 6, 1996 private placement;
(v) Issued in satisfaction of interest payments related to a private placement completed on August 6, 1996;
(vi) Issued upon conversion of convertible debentures issued in a July 1995 private placement;
(vii) Issued upon conversion of convertible debentures issued in a November 1995 private placement;
(viii) Represents the shares underlying a convertible debenture purchased as part of the August 6, 1996 private placement;
(ix) Represents: (a) 660,000 shares issuable upon conversion of a convertible debenture at $1.50 per share; and (b) 200,000 shares issuable upon exercise of common stock purchase warrants (of which 100,000 shares are exercisable at $1.50 per share and 100,000 shares are exercisable at $2.38 per share), each issued pursuant to a private placement on March 10, 1998;
(x) Represents the shares underlying the Debentures and Warrants to be issued upon the exercise of an option granted to Reporting Person in the Issuer's March 10, 1998 private offering, of which 158,654 shares underlying the Debentures are convertible at $1.50 per share; and 48,076 shares are issuable upon exercise of the Warrants (of which 24,038 shares are exerciseable at an exercise price of $1.50 per share and 24,038 shares are exerciseable at an exercise price of $2.38 per Share).


--------------------------------------------------------------------------------

         (d)      Not applicable.
         (e)      Not applicable.


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CUSIP Number: 406369108                                      Page 8 of 8 Pages


Item 6.           Contracts, arrangements, understandings or relationships with
                  -------------------------------------------------------------
                  respect to securities of the Issuer.
                  ------------------------------------

                  Not applicable.

Item 7.           Material to be filed as Exhibits
                  --------------------------------

                  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Hemant K. Shah
                                                ------------------
Dated:   March 20, 1998                            Hemant K. Shah





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